Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1 and related Prospectus of Parametric Sound Corporation (the "Company"), which is expected to be filed on or about January 25, 2012, of our report dated November 22, 2011 relating to our audits of the Company's financial statements as of and for the years ended September 30, 2011 and 2010 appearing in the Prospectus, which is part of this Registration Statement.  Our audit report dated November 22, 2011 on the aforementioned financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to our firm under the caption “Experts” in the aforementioned Prospectus.

/s/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

San Diego, California
January 25, 2012